Exhibit (e)(6)

November 22, 2006

Peter Brent

MDS Inc.

100 International Boulevard

Toronto, Ontario Canada M9W 6J6

Dear Peter:

In connection with your consideration of a possible transaction (the “Transaction”) with Molecular Devices Corporation (the “Company”), UBS Securities LLC (“UBS”) as advisor to the Company, is prepared, subject to the terms and conditions of this agreement, to make available to you certain information regarding the Company, its subsidiaries and its affiliates. This information (whether written or oral) furnished to you and your Representatives (as defined below), whether prior to, on, or following the date hereof, together with analyses, compilations, forecasts, studies, or other documents or records prepared by you or your Representatives which contain, are based on, or otherwise reflect or are generated in whole or in part from such information, including that stored on any computer, word processor or other similar device, shall be referred to, collectively, as the “Evaluation Material”.

You hereby agree as follows:

(1)	You shall use the Evaluation Material solely for the purpose of evaluating the Transaction and you shall keep the Evaluation Material confidential, except that you may disclose the Evaluation Material or portions thereof to those of your directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys, and accountants), and your potential sources of financing (if any) for the Transaction (collectively, the “Representatives”) (a) who need to know such information for the purpose of evaluating the Transaction, (b) who are informed by you of the confidential nature of the Evaluation Material, and (c) who agree to be bound by the terms of this agreement as if they were parties hereto. You shall be responsible for any breach of this agreement by your Representatives. In the event that you or any of your Representatives are requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or similar process) to disclose any of the Evaluation Material, you shall provide the Company and UBS with prompt prior written notice of such requirement, you shall furnish only that portion of the Evaluation Material which you are advised by opinion of counsel is legally required, you shall exercise your best efforts to obtain reliable assurance that confidential treatment will be accorded such Evaluation Material, and you shall cooperate fully with the Company in any attempt by the Company to obtain any protective orders or other appropriate remedies in connection therewith.

(2)	If you determine not to proceed with the Transaction, you will promptly inform UBS, as representative of the Company, of that decision and, in that case or at any time upon the request of UBS or the Company, you and your Representatives shall promptly either (i) destroy all copies of any written Evaluation Material in your or their possession or under your or their custody or control (including that stored in any computer, word processor, or similar device) and confirm such destruction to the Company and UBS, as representative of the Company, in writing or (ii) return to the Company or UBS, as representative of the Company, all copies of the Evaluation Material furnished to you by or on behalf of the Company in your possession or in the possession of your Representatives. Any oral Evaluation Material will continue to be held subject to the terms of this agreement.

(3)	The term “Evaluation Material” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a direct or indirect result of a disclosure by you or by any of the Representatives) or (ii) was available to you on a non-confidential basis from a source (other than UBS, the Company or their respective representatives) that is not and was not prohibited from disclosing such information to you by a contractual, legal, fiduciary or other obligation.

(4)

Without the prior written consent of the Company and UBS, you and your Representatives shall not disclose to any person (a) that any investigations, discussions, or negotiations are taking place concerning the Transaction or any other possible transaction involving the Company and you, (b) that you have requested or received any Evaluation Material, or (c) any of the terms, conditions, or other facts with respect to the Transaction or such investigations, discussions, or negotiations, including the status thereof. The term “person” as used in this agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual, or entity.

(5)	You agree that (i) all communications regarding the Transaction, (ii) requests for additional information, facility tours, or management meetings, and (iii) discussions or questions regarding procedures with respect to the Transaction, will be submitted or directed to the individual designated in writing by the Company. Accordingly, you agree that until the consummation of the Transaction by you or a third party, you will not, directly or indirectly, contact or communicate (other than through UBS) with any officer, director, employee, or agent of the Company without the express prior written consent of the Company. You further agree that, for a period of fifteen months from the date of this agreement, you will not, directly or indirectly, solicit for employment or hire any employee of the Company or any subsidiary or other affiliate of the Company with whom you have had contact or who became known to you in connection with your consideration of the Transaction; provided, however, that the foregoing shall not preclude you or your affiliates from (a) making good faith generalized solicitations for employees through advertisements or search firms and hiring any persons through such solicitations; provided, that neither you nor your Representatives encourages or advises such firm to approach any such employee, or (b) responding to or hiring any employee of the Company or any of its subsidiaries who contacts you or your affiliates at his or her own initiative without any prior direct or indirect encouragement or solicitation (other than as permitted by clause (a) of this proviso) or (c) soliciting for employment or hiring any employee of the Company or any of its subsidiaries whose employment has been terminated by the Company or by any of its subsidiaries if such solicitation or hiring occurs at least three months after such termination.

(6)	You acknowledge and agree that (a) the Company is free to conduct the process leading up to a possible Transaction as the Company, in its sole discretion, may determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person), (b) the Company reserves the right, in its sole discretion, to change the procedures relating to your consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason, and (c) unless and until a written definitive agreement concerning the Transaction has been executed, neither the Company nor its officers, directors, employees, affiliates, stockholders, agents, or controlling persons will have any legal obligation to you of any kind whatsoever with respect to the Transaction, whether by virtue of this agreement, any other written or oral expression with respect to the Transaction or otherwise. For purposes hereof, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.

(7)

You agree that, for a period of eighteen months from the date of this agreement, unless such shall have been specifically invited in writing by the Company, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or of beneficial ownership thereof) or assets of the Company or any of its subsidiaries, (ii) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any solicitation of proxies or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the beneficial ownership of any securities of the Company; (c) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (e) request or propose that the Company or any of the Company’s representatives amend, waive or consider the amendment or waiver of any provision set forth in this paragraph 7. Notwithstanding the provisions of this paragraph, it is understood and agreed that in the event that a third party makes a public proposal regarding an Acquisition Transaction (as defined below) other than pursuant to a publicly announced agreement between the Company and such third party, you may initiate private discussions with, and submit proposals confidentially to, the CEO of the Company regarding a merger or the acquisition of a majority of the total voting power represented by the then outstanding equity securities of the Company (an “Acquisition Transaction”), provided that any such proposal shall be expressly conditioned on approval of the Company’s board of directors and shall by its terms not require public disclosure. .

(8)	You acknowledge that you and your Representatives may receive material non-public information in connection with your evaluation of the Transaction and you are aware (and you will so advise your Representatives) that the United States securities laws impose restrictions on trading in securities when in possession of such information.

(9)	You understand and acknowledge that none of UBS, the Company or any of their respective officers, directors, employees, affiliates, stockholders, agents, or controlling persons is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and each of UBS, the Company and such other persons expressly disclaims any and all liability to you or any other person that may be based upon or relate to (a) the use of the Evaluation Material by you or any of the Representatives or (b) any errors therein or omissions therefrom. You further agree that you are not entitled to rely on the accuracy and completeness of the Evaluation Material and that you will be entitled to rely solely on those particular representations and warranties, if any, that are made to a purchaser in a definitive agreement relating to the Transaction when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement.

(10)	You acknowledge that remedies at law may be inadequate to protect the Company against any actual or threatened breach of this agreement by you or your Representatives, and, without prejudice to any other rights and remedies otherwise available to the Company, you agree to the granting of equitable relief in the Company’s favor without proof of actual damages. You agree to indemnify and hold harmless the Company from any damage, loss, cost, or liability (including reasonable legal fees and disbursements and the costs of enforcing this indemnity) arising out of or resulting from any unauthorized use or disclosure by you or your Representatives of the Evaluation Material.

(11)	You agree that no failure or delay by UBS or the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(12)	By making Evaluation Material available to you or the Representatives, the Company is not, and shall not be deemed to be, granting (expressly or by implication) any license or other right under or with respect to any patent, trade secret, copyright, trademark or other proprietary or intellectual property right.

(13)	To the extent that any Evaluation Material includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine concerning any pending, threatened or prospective action, suit, proceeding, investigation, arbitration or dispute, it is acknowledged and agreed that the you and the Company have a commonality of interest with respect to such action, suit, proceeding, investigation, arbitration or dispute and that it is their mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine. Accordingly, all Evaluation Material that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and you agree to take all measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

(14)	The terms of this Agreement and all obligations thereof will expire three years from the date hereof.

(15)	Any term or provision of this agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(16)	This agreement shall be binding upon the parties and their respective successors and assigns.

(17)	This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of California (without giving effect to principles of conflicts of laws).

(18)	This agreement contains the entire agreement between the parties concerning the subject matter hereof, and no modification of this agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by the parties.

Please confirm your agreement to the foregoing by signing both copies of this agreement and returning one to the undersigned.

Very truly yours, UBS Securities LLC, as Representative of the Company

By:	/s/ June Lee
Name: June Lee Title: Associate Director

By:	/s/ Erik Bernotas
Name: Erik Bernotas Title: Associate Director

CONFIRMED AND AGREED AS OF THE DATE WRITTEN ABOVE: MDS Inc.

By:	/s/ Peter Brent
Name: Peter Brent Title: SVP, Legal